

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2025

Fawad Maqbool
Chief Executive Officer
AmpliTech Group, Inc.
155 Plant Avenue
Hauppauge, NY 11788

      Re: AmpliTech Group, Inc.
           Registration Statement on Form S-3
           Filed July 22, 2025
           File No. 333-288863

Dear Fawad Maqbool:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Kristin Baldwin at 202-551-7172 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Manufacturing